SECURITIES AND EXCHANGE COMMISSION
W[illegible]

06004049

RECEIVED FEB 2 7 2006 SEC MAIL PROCESSING SECTION WASH., D.C. 199

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49734

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ISG EQUITY SALES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4829 E BELTLINE NE
(No. and Street)

GRAND RAPIDS (City) MICHIGAN (State) 49525 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KAREN DROSTE (800) 227-3861
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MANER, COSTERISAN & ELLIS, P.C.
(Name – *if individual, state last, first, middle name*)

544 CHERBOURG DRIVE (Address) SUITE 200 LANSING (City) MICHIGAN (State) 48917 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 7 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, WAYNE BROWN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ISG EQUITY SALES CORPORATION, as of DECEMBER 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Wayne Brown
Signature

PRESIDENT
Title

DIANE SUE BERGEON-PECK
NOTARY PUBLIC INGHAM CO., MI
MY COMMISSION EXPIRES Oct 20, 2007
ACTING IN Kent COUNTY, MI

Diane Sue Bergeon-Peck
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ISG EQUITY SALES CORPORATION

REPORT ON FINANCIAL STATEMENTS
(with supplementary information required by Rule 17a-5
of the Securities and Exchange Commission)

YEARS ENDED DECEMBER 31, 2005 AND 2004

CONTENTS

Maner, Costerisan & Ellis, P.C.
Certified Public Accountants

Lamonte T. Lator
Bruce J. Dunn
Jeffrey C. Stevens
Linda I. Schirmer
Steven W. Scott
David M. Raeck
Robert E. Miller, Jr.
Steven B. Robbins
James E. Nyquist
James R. Dedyne

Timothy H. Adams
David B. Caldwell
Edward L. Williams, III
Timothy J. Orians
Dennis D. Theis

Walter P. Maner, Jr. (1921-2004)
Floyd L. Costerisan
Leon A. Ellis (1933-1988)

INDEPENDENT AUDITORS' REPORT

Board of Directors
ISG Equity Sales Corporation
Grand Rapids, Michigan

January 23, 2006

We have audited the accompanying statements of financial condition of ISG Equity Sales Corporation as of December 31, 2005 and 2004, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ISG Equity Sales Corporation as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Maner, Costerisan & Ellis P.C.

544 Cherbourg Drive • Suite 200 • Lansing, Michigan 48917-5010 • (517) 323-7500 • Fax (517) 323-6346 • www.mcecpa.com

ISG EQUITY SALES CORPORATION
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2005 AND 2004

ASSETS

	2005	2004
Cash and cash equivalents	$ 59,414	$ 103,285
Commissions and concessions receivable	204,202	256,219
Related party receivable		33,000
Prepaid expenses	44,275	
Deferred tax asset		232
Refundable income taxes	17,000	
Total assets	$ 324,891	$ 392,736

LIABILITIES AND STOCKHOLDER'S EQUITY

	2005	2004
Liabilities:		
Commissions payable	$ 220,629	$ 257,766
Accrued income taxes		3,071
Deferred income taxes	4,177	
Total liabilities	224,806	260,837
Stockholder's equity:		
Common stock, $1 par value, authorized 60,000 shares, issued and outstanding 10,000 shares	10,000	10,000
Additional paid-in capital	15,557	15,557
Retained earnings	74,528	106,342
Total stockholder's equity	100,085	131,899
Total liabilities and stockholder's equity	$ 324,891	$ 392,736

See notes to financial statements.

ISG EQUITY SALES CORPORATION
STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
REVENUES:		
Commissions	$ 2,133,880	$ 1,817,140
Interest income	54	222
Total revenues	2,133,934	1,817,362
EXPENSES:		
Commissions	1,952,131	1,601,953
Management fee	187,890	156,915
Insurance	12,544	13,013
Professional fees	10,485	10,700
NASD/CRD fees	4,739	3,769
Other expenses	1,541	2,777
Total expenses	2,169,330	1,789,127
Income (loss) before income taxes	(35,396)	28,235
INCOME TAX BENEFIT (EXPENSE)	3,582	(4,099)
NET INCOME (LOSS)	$ (31,814)	$ 24,136

See notes to financial statements.

ISG EQUITY SALES CORPORATION
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2005 AND 2004

	Common stock	Additional paid-in capital	Retained earnings	Total
STOCKHOLDER'S EQUITY, January 1, 2004	$ 10,000	$ 15,557	$ 82,206	$ 107,763
ADD - Net income			24,136	24,136
STOCKHOLDER'S EQUITY, December 31, 2004	10,000	15,557	106,342	131,899
DEDUCT - Net loss			(31,814)	(31,814)
STOCKHOLDER'S EQUITY, December 31, 2005	$ 10,000	$ 15,557	$ 74,528	$ 100,085

See notes to financial statements.

ISG EQUITY SALES CORPORATION
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS:		
Cash flows from operating activities:		
Net income (loss)	$ (31,814)	$ 24,136
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Commissions and concessions receivable	52,017	6,241
Related party receivable	33,000	
Prepaid expenses	(44,275)	11,000
Refundable income taxes	(17,000)	329
Commissions payable	(37,137)	1,763
Accrued income taxes	(3,071)	3,071
Deferred income taxes	4,409	(1,201)
Total adjustments	(12,057)	21,203
Net cash provided (used) by operating activities	(43,871)	45,339
CASH AND CASH EQUIVALENTS:		
Beginning of year	103,285	57,946
End of year	$ 59,414	$ 103,285
Cash paid for:		
Income taxes	$ 12,080	$ 112

See notes to financial statements.

ISG EQUITY SALES CORPORATION
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Method of accounting - The accompanying financial statements have been prepared on the accrual basis of accounting.

Cash equivalents - For purposes of the statement of cash flows the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Commissions receivable - Commissions receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts, if needed, through a provision for bad debt expense and an adjustment to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. No allowance for doubtful accounts is considered necessary.

Commission income - Commission income from insurance companies and mutual funds is recorded on a trade date basis and normally settled within 30 days.

Income taxes - The Company utilizes an asset and liability approach to account for income taxes. The difference between the financial statement and tax basis of assets and liabilities is determined annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the period in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce the deferred tax asset to the amount that will more likely than not be realized. Income tax expense is the current tax payable or refundable for the period plus or minus the net change in the deferred tax assets and liabilities.

Estimates - The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenditures. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

NOTE 2 - NATURE OF ORGANIZATION, RISKS AND UNCERTAINTIES

ISG Equity Sales Corporation (the "Company") is a wholly owned subsidiary of Investment Services Group, Inc. (ISG or Parent). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and a licensed member of the National Association of Securities Dealers, Inc. (NASD).

The Company receives commission revenues for facilitating customer purchases of annuities and mutual funds. The Company markets primarily to employees of hospitals located in the State of Michigan. Substantially all of the Company's commission revenue is from one insurance company. Accrued commission income is normally settled within 30 days and is considered subject to minimal risk.

NOTE 2 - NATURE OF ORGANIZATION, RISKS AND UNCERTAINTIES (Concluded)

The Company has entered into a "restrictive agreement" with the NASD under which it is exempt from the provisions of the Securities and Exchange Commission's Rule 15c3-3 pursuant to paragraph (k)(1). As such, the Company must comply with the following:

- Limit its securities business to the purchase and sale of mutual funds, annuities and unit investment trusts;
- All transactions must be processed on an application-way basis;
- Cannot receive any customer funds;
- Cannot receive securities under any circumstances;
- Refrain from opening branch offices.

The Company is required to disclose significant concentrations of credit risk regardless of the degree of such risk. Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and receivables.

The Company deposits its cash with high-credit-quality financial institutions and money market funds. Although such cash balances may exceed the federally insured limits, they are, in the opinion of management, subject to minimal risk. Money market funds, which are not insured, are also considered subject to minimal risk.

Commissions and concessions receivable were substantially collected subsequent to year-end and are likewise considered subject to minimal risk.

NOTE 3 - INCOME TAXES

The provision for income tax benefit (expense) is as follows:

	2005	2004
Current	$ 7,991	$ (5,300)
Deferred	(4,409)	1,201
	$ 3,582	$ (4,099)

The difference between federal income tax expense and the tax computed based on statutory rates is primarily attributable to the surtax exemption and non-deductible expenses.

NOTE 3 - INCOME TAXES (Concluded)

Deferred taxes arise from temporary differences resulting from income and expense items reported on the accrual basis in the financial statements and on the cash basis for tax purposes.

	2005	2004
Temporary differences:		
Accrual to cash adjustment	$ 27,848	$ (1,547)
Net temporary differences	$ 27,848	$ (1,547)
Deferred tax asset (liability)	$ (4,177)	$ 232

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company has entered into an agreement with ISG whereby ISG will provide office space and equipment, management, administrative and clerical support to the Company. Under the agreement, the Company incurred expenses of $187,890 for the year ended December 31, 2005 and $156,915, respectively.

Accounts receivable from ISG as of December 31, 2005 and 2004 amounted to $0 and $33,000, respectively.

NOTE 5 - REGULATORY NET CAPITAL REQUIREMENT

As a registered broker-dealer and member of the NASD the Company is subject to the SEC Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2005, the Company had regulatory net capital of $52,407 and a minimum regulatory net capital requirement of $14,987. The regulatory net capital ratio of the company was 4.3 to 1.

ISG EQUITY SALES CORPORATION
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AND RECONCILATION WITH COMPANY'S COMPUTATION
AS OF DECEMBER 31, 2005

NET CAPITAL:		
Total stockholder's equity		$ 100,085
Deductions and/or charges		
Non-allowable assets:		
Commissions receivable net of related commissions payable for fixed annuities	$ 3,401	
Prepaid expenses	44,275	
12(b) trail receivables	2	47,678
Net capital before haircuts on securities positions		52,407
Haircuts on securities (computed on money market funds included in cash and cash equivalents)		
Net capital		$ 52,407
AGGREGATE INDEBTEDNESS:		
Items included in statement of financial condition		
Commissions payable and current income tax payable		$ 224,806
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required (Aggregate indebtedness $224,806 x 6 2/3% or $5,000 if greater)		$ 14,987
Excess net capital		$ 37,420
Ratio: Aggregate indebtedness to net capital		4.3:1
Reconciliation with Company's computation (Included in Part IIA of Form X-17 A-5 as of December 31, 2005)		
Net capital as reported in Company's Part IIA unaudited FOCUS Report		$ 36,513
Decrease in total stockholder's equity due to decrease in deferred tax assets		(6,409)
Increase in total stockholder's equity due to decrease in expenses		22,303
Net capital		$ 52,407

Maner, Costerisan & Ellis, P.C.
Certified Public Accountants

Lamonte T. Lator
Bruce J. Dunn
Jeffrey C. Stevens
Linda I. Schirmer
Steven W. Scott
David M. Raeck
Robert E. Miller, Jr.
Steven B. Robbins
James E. Nyquist
[illegible]

Timothy H. Adams
David B. Caldwell
Edward L. Williams, III
Timothy J. Orians
Dennis D. Theis

Walter P. Maner, Jr. (1921-2004)
Floyd L. Costerisan
Leon A. Ellis (1933-1988)

Report on Internal Control Required by SEC Rule 17a-5

Board of Directors
ISG Equity Sales Corporation
Grand Rapids, Michigan

January 23, 2006

In planning and performing our audit of the financial statements and supplemental schedule of ISG Equity Sales Corporation (the Company), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in the rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exceptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

544 Cherbourg Drive • Suite 200 • Lansing, Michigan 48917-5010 • (517) 323-7500 • Fax (517) 323-6346 • www.mcecpa.com

Board of Directors
ISG Equity Sales Corporation
Grand Rapids, Michigan

January 23, 2006

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Maner, Costerisan & Ellis P.C.

Certified Public Accountants